Exhibit 99.1

Financial Statements

Aurinia
Pharmaceuticals

Q1 17

First Quarter

Ended March 31, 2017

Aurinia
Pharmaceuticals

Financial statements First quarter ended march 31, 2017 Q1 17
Financial Statements First Quarter Ended March 31, 2017 Q1 17

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Financial Statements

(Unaudited)

(expressed in thousands of US dollars)

First Quarter Ended March 31, 2017

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(expressed in thousands of US dollars)

	March 31, 2017 $	December 31, 2016 $
Assets

Current assets
Cash and cash equivalents	199,066	39,649
Short-term investment (note 3)	3,050	—
Accounts receivable	123	86
Prepaid expenses, deposits and other	2,236	1,683

	204,475	41,418
Property and equipment	26	29

Acquired intellectual property and other intangible assets	15,193	15,550

	219,694	56,997

Liabilities

Current liabilities
Accounts payable and accrued liabilities	6,132	5,791
Current portion of deferred revenue	118	118
Contingent consideration (note 4)	2,066	2,021

	8,316	7,930
Deferred revenue	530	560

Contingent consideration (note 4)	3,499	3,419

Derivative warrant liabilities (note 5)	34,686	9,138

	47,031	21,047

Shareholders’ Equity

Share capital
Common shares (note 6)	487,965	299,815
Warrants (note 6)	911	971

Contributed surplus	17,581	17,017

Accumulated other comprehensive loss	(805)	(805)

Deficit	(332,989)	(281,048)

	172,663	35,950

	219,694	56,997

Subsequent events (note 11)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

For the three month periods ended March 31, 2017 and 2016

(expressed in thousands of US dollars, except per share data)

	March 31, 2017 $	March 31, 2016 $
Revenue
Licensing revenue	30	30
Research and development revenue	—	25
Contract services	1	2

	31	57

Expenses
Research and development	7,325	3,324
Corporate, administration and business development	3,427	1,192
Amortization of acquired intellectual property and other intangible assets	357	382
Amortization of property and equipment	6	5
Contract services	1	1
Other expense (note 7)	75	84

	11,191	4,988

Net loss before change in estimated fair value of derivative warrant liabilities	(11,160)	(4,931)

Change in estimated fair value of derivative warrant liabilities (note 5)	(40,781)	664

Net loss and comprehensive loss for the period	(51,941)	(4,267)

Net loss per common share (note 8) (expressed in $ per share)
Basic and diluted loss per common share	(0.92)	(0.13)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Unaudited)

For the three month periods ended March 31, 2017 and 2016

(expressed in thousands of US dollars)

	Common shares $	Warrants $	Contributed surplus $	Deficit $	Accumulated other comprehensive loss $	Shareholders’ equity (deficit) $
Balance – January 1, 2017	299,815	971	17,017	(281,048)	(805)	35,950
Issue of common shares (note 6)	173,104	—	—	—	—	173,104
Share issue costs	(10,780)	—	—	—	—	(10,780)
Exercise of warrants	271	(60)	—	—	—	211
Exercise of derivative warrants	23,898	—	—	—	—	23,898
Exercise of stock options	1,657	—	(677)	—	—	980
Stock-based compensation	—	—	1,241	—	—	1,241
Net loss and comprehensive loss for the period	—	—	—	(51,941)	—	(51,941)

Balance – March 31, 2017	487,965	911	17,581	(332,989)	(805)	172,663

Balance – January 1, 2016	261,645	1,297	15,579	(257,753)	(805)	19,963
Stock-based compensation	—	—	329	—	—	329
Net loss and comprehensive loss for the period	—	—	—	(4,267)	—	(4,267)

Balance –March 31, 2016	261,645	1,297	15,908	(262,020)	(805)	16,025

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Interim Condensed Consolidated Statements of Cash Flow

(Unaudited)

For the three month periods ended March 31, 2017 and 2016

(expressed in thousands of US dollars)

	March 31, 2017 $	March 31, 2016 $
Cash flow provided by (used in)

Operating activities
Net loss for the period	(51,941)	(4,267)
Adjustments for
Amortization of deferred revenue	(30)	(55)
Amortization of property and equipment	6	5
Amortization of acquired intellectual property and other intangible assets	357	382
Change in value of short-term investment	(6)	—
Revaluation of contingent consideration	125	62
Change in provision for restructuring costs	—	(39)
Loss on disposal of equipment	1	—
Change in estimated fair value of derivative warrant liabilities	40,781	(664)
Stock-based compensation	1,241	329

	(9,466)	(4,247)
Net change in other operating assets and liabilities (note 10)	(249)	(973)

Net cash used in operating activities	(9,715)	(5,220)

Investing activities
Purchase of short-term investment	(3,044)	(7,043)
Proceeds on disposal of short-term investment	—	10,000
Purchase of equipment	(4)	(1)

Net cash generated from (used in) investing activities	(3,048)	2,956

Financing activities
Net proceeds from issuance of shares	162,324	—
Proceeds from exercise of derivative warrants	8,665	—
Proceeds from exercise of warrants	211	—
Proceeds from exercise of stock options	980	—

Net cash generated from financing activities	172,180	—

Increase (decrease) in cash and cash equivalents during the period	159,417	(2,264)

Cash and cash equivalents – Beginning of period	39,649	5,756

Cash and cash equivalents – End of period	199,066	3,492

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2017 and 2016

(amounts in tabular columns expressed in thousands of US dollars)

1	Corporate information

Aurinia Pharmaceuticals Inc. or the Company is a clinical stage pharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia, V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta, T5S 2H5 where the finance function is performed.

Aurinia Pharmaceuticals Inc. is incorporated pursuant to the Business Corporations Act (Alberta). The Company’s common shares are currently listed and traded on the NASDAQ Global Market (NASDAQ) under the symbol AUPH and on the Toronto Stock Exchange (TSX) under the symbol AUP. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis (LN).

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Aurinia Pharma Corp., Aurinia Pharma U.S., Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

2	Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including IAS 34, Interim Financial Reporting, and should be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2016 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

These interim condensed consolidated financial statements were authorized for issue by the audit committee of the Board of Directors on May 11, 2017.

Basis of measurement

These interim condensed consolidated financial statements have been prepared on a going concern and historical cost basis, other than certain financial instruments which are recognized at fair value.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in United States (US) dollars, which is the Company’s functional currency.

3	Short-term investment

The short-term investment, recorded initially at fair value and subsequently at amortized cost using the effective interest method, is a 3 month HSBC Bank US denominated discount note due April 5, 2017, with an amortized cost of $3,050,000 and an initial cost of $3,044,000. The note has an effective interest rate of 0.79%.

4	Contingent consideration

The outstanding fair value of contingent consideration payable to ILJIN SNT Co., Ltd. (ILJIN), a shareholder and related party, is the result of an Arrangement Agreement (the Agreement) completed on September 20, 2013 between the Company, Aurinia Pharma Corp. and ILJIN. Pursuant to the Agreement, payments of up to $10,000,000 are to be paid dependent on the achievement of pre-defined clinical and marketing milestones.

(1)

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2017 and 2016

(amounts in tabular columns expressed in thousands of US dollars)

If all milestones are met, the timing of these payments is estimated to occur as follows:

$
2017	2,250
2019	625
2020	2,000
2021	5,125

The fair value of this contingent consideration as at March 31, 2017 was estimated to be $5,565,000 (December 31, 2016-$5,440,000) and was determined by estimating the probability and timing of achieving the milestones and applying the income approach.

The fair value estimates at March 31, 2017 were based on a discount rate of 10% and an assumed probability adjusted payment range between 50% and 95%. There were no changes in the assumptions since December 31, 2016. The current portion of the contingent consideration liability of $2,066,000 represents the first milestone and a portion of a second milestone that are expected to be achieved within the year. The change in the passage of time resulted in a revaluation of contingent consideration expense of $125,000 (March 31, 2016-$62,000).

This is a Level 3 recurring fair value measurement. If the probability for success were to increase by a factor of 10% for each milestone, this would increase the net present value (NPV) of the obligation by approximately $758,000 as at March 31, 2017. If the probability for success were to decrease by a factor of 10% for each milestone, this would decrease the NPV of the obligation by approximately $753,000 as at March 31, 2017. If the discount rate were to increase to 12%, this would decrease the NPV of the obligation by approximately $241,000. If the discount rate were to decrease to 8%, this would increase the NPV of the obligation by approximately $267,000.

5	Derivative warrant liabilities

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at estimated fair value with changes in estimated fair value recognized in the consolidated statements of operations and comprehensive loss at each period-end. The derivative liabilities will ultimately be converted into the Company’s equity (common shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company. Immediately prior to exercise, the warrants are remeasured at their estimated fair value. Upon exercise, the intrinsic value is transferred to share capital (the intrinsic value is the share price at the date the warrant is exercised less the exercise price of the warrant). Any remaining fair value is recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities.

	December 28, 2016 Warrants		February 14, 2014 Warrants		Total
	# of warrants (in thousands)	$	# of warrants (in thousands)	$	# of warrants (in thousands)	$
Balance at January 1, 2017	6,388	7,405	3,748	1,733	10,136	9,138
Conversion to equity (common shares and contributed surplus) upon exercise of warrants	(2,859)	(12,399)	(516)	(2,834)	(3,375)	(15,233)
Revaluation of derivative warrant liabilities	—	24,948	—	15,833	—	40,781

Balance at March 31, 2017	3,529	19,954	3,232	14,732	6,761	34,686

Balance at January 1, 2016	—	—	4,548	5,499	4,548	5,499
Revaluation of derivative warrant liability	—	—	—	(664)	—	(664)

Balance at March 31, 2016	—	—	4,548	4,835	4,548	4,835

(2)

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2017 and 2016

(amounts in tabular columns expressed in thousands of US dollars)

Derivative warrant liability related to December 28, 2016 Bought Deal public offering

On December 28, 2016, the Company completed a $28,750,000 Offering. Under the terms of the Offering, the Company issued 12,778,000 units at a subscription price per Unit of $2.25, each Unit consisting of one common share and one-half (0.50) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.00. The holders of the Warrants issued pursuant to this offering may elect, if the Company does not have an effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Warrant Shares to the holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by the weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

At initial recognition on December 28, 2016, the Company recorded a derivative warrant liability of $7,223,000 based on the estimated fair value of the Warrants with allocated share issuance costs of $655,000 recognized as other expense. As at December 31, 2016, the Company revalued the derivative warrant liability to $7,405,000.

In the three month period ended March 31, 2017, 2,859,000 warrants were exercised at $3.00 per share for gross proceeds of $8,577,000. As the Company had an effective registration statement during this period these warrants could only be exercised for cash. These Warrants had an estimated fair value of $16,235,000 on the dates of exercise, determined using the Black-Scholes warrant pricing model. Of this amount, $12,399,000 was transferred from derivative warrant liabilities to equity (common shares) and $3,836,000 was recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities.

As at March 31, 2017, the Company revalued the remaining derivative warrants at a fair value of $19,954,000 (December 31, 2016 – $7,405,000).

The net adjustment resulting from the revaluation of the outstanding December 28, 2016 warrants at March 31, 2017 and the impact of the revaluation of the exercised warrants immediately before they were exercised resulted in an increase in the estimated fair value of the derivative warrant liability for the three months ended March 31, 2017 of $24,948,000. (March 31, 2016 – decrease in derivative warrant liability of $664,000).

The Company uses the Black-Scholes pricing model to estimate fair value. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue. The life of warrant is based on the contractual term.

The following assumptions were used to estimate the fair value of the derivative warrant liability on March 31, 2017 and December 31, 2016.

	March 31, 2017 $	December 31, 2016 $
Annualized volatility	76%	76%
Risk-free interest rate	1.87	1.92%
Life of warrants in years	4.75	5.00
Dividend rate	0.0%	0.0%
Market price	7.34	2.10
Fair value per Warrant	5.65	1.16

(3)

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2017 and 2016

(amounts in tabular columns expressed in thousands of US dollars)

Derivative warrant liability related to February 14, 2014 private placement offering

On February 14, 2014, the Company completed a $52,000,000 private placement. Under the terms of the Offering, the Company issued 18,919,404 units at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a Warrant), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204. The holders of the Warrants issued pursuant to the February 14, 2014 private placement may elect, in lieu of exercising the Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Warrants based on the number of Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In the three month period ended March 31, 2017, a holder of 489,000 Warrants elected this option and the Company issued 308,000 common shares upon the cashless exercise of these Warrants. These Warrants had an estimated fair value of $2,870,000 on the date of exercise, determined using the Black-Scholes warrant pricing model. In addition, another holder of 27,000 warrants exercised these warrants for cash and received 27,000 common shares. The Company received cash proceeds of $88,000.

The exercised warrants had an estimated fair value of $3,029,000 on the date of exercise determined using the Black-Scholes warrant pricing model.

Of this amount, $2,834,000 was transferred from derivative warrant liabilities to equity (common shares) and $195,000 was recorded through the statement of operations and comprehensive loss as part of the change in estimated fair value of derivative warrant liabilities.

As at March 31, 2017, the Company revalued the remaining derivative warrants at $14,732,000 (December 31, 2016 – $1,733,000).

The net adjustment resulting from the revaluation of the outstanding February 14, 2014 warrants at March 31, 2017 and the impact of the revaluation of the exercised warrants immediately before they were exercised resulted in an increase in the estimated fair value of the derivative warrant liabilities for the three months ended March 31, 2017 of $15,833,000. (March 31, 2016 – decrease in derivative warrant liability of $Nil).

The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based on the contractual term.

The Company uses the Black-Scholes pricing model to estimate fair value. The following assumptions were used to estimate the fair value of the derivative warrant liability on March 31, 2017 and December 31, 2016.

	March 31, 2017 $	December 31, 2016 $
Annualized volatility	65%	61%
Risk-free interest rate	1.22%	1.21%
Life of warrants in years	1.87	2.12
Dividend rate	0.0%	0.0%
Market price	7.34	2.10
Fair value per Warrant	4.56	0.46

The derivative warrant liabilities are Level 3 recurring fair value measurements.

The key Level 3 inputs used by management to estimate the fair value are the market price and the expected volatility. If the market price were to increase by a factor of 10%, this would increase the estimated fair value of the obligation by approximately $4,574,000 as at March 31, 2017. If the market price were to decrease by a factor of 10%, this would decrease the estimated fair value of the obligation by approximately $4,511,000. If the volatility were to increase by 10%, this would increase the estimated fair value of the obligation by approximately $938,000. If the volatility were to decrease by 10%, this would decrease estimated fair value of the obligation by approximately $936,000 as at March 31, 2017.

(4)

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2017 and 2016

(amounts in tabular columns expressed in thousands of US dollars)

6	Share capital

a)	Common shares

Authorized

Unlimited common shares without par value

Issued	Common shares
	Number	$
	(in thousands)

Balance as at January 1, 2017	52,808	299,815
Issued pursuant to public offering	25,645	162,324
Issued pursuant to exercise of warrants	77	271
Issued pursuant to exercise of derivative liability warrants (note 5)	3,195	23,898
Issued pursuant to exercise of stock options	376	1,657

Balance as at March 31, 2017	82,101	487,965

Balance as at December 31, 2015 and March 31, 2016	32,287	261,645

On March 20, 2017 the Company completed a public offering of 25,645,000 common shares which included 3,345,000 common shares from the overallotment exercised by the underwriter. The shares were issued at a price of $6.75 per share. Gross proceeds from this Offering were $173,104,000 before deducting the 6% underwriting commission and other offering expenses which totaled $10,780,000.

The Offering was made pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) on November 5, 2015 (the “Registration Statement”), and the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated October 16, 2015. The prospectus supplements relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) were filed with the securities commissions in the provinces of British Columbia, Alberta and Ontario in Canada, and with the SEC in the United States.

b)	Warrants

Issued	Warrants
	Number	$
	(in thousands)

Balance as at January 1, 2017	1,257	971
Warrants exercised	(77)	(60)

Balance as March 31, 2017	1,180	911

Balance as at December 31, 2015 and March 31, 2016	1,368	1,297

(5)

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2017 and 2016

(amounts in tabular columns expressed in thousands of US dollars)

A summary of the outstanding warrants as at March 31, 2017 is presented below:

Expiry date		Weighted average exercise price $
	Number
	(in thousands)
Exercisable in CA$
June 26, 2018 (CA$2.50)	190	1.88
December 31, 2018 (CA$2.00)	14	1.50

	204	1.85
Exercisable in US$
June 22, 2018	976	2.77
February 14, 2019 (note 5)	3,232	3.22
December 28, 2021 (note 5)	3,529	3.00

	7,941	3.03

c)	Stock options and compensation expense

A summary of the stock options outstanding as at March 31, 2017 and March 31, 2016 and changes during the period ended on those dates is presented below:

	2017		2016
	Number	Weighted average exercise price in CA$	Number	Weighted average exercise price in CA$
Outstanding – Beginning of period	4,052	3.74	2,713	4.00
Granted pursuant to Stock Option Plan	1,971	4.22	320	3,90
Exercised	(376)	3.48	—	—
Cancelled	—	—	—	—
Forfeited	(391)	3.20	—	—

Outstanding – End of period	5,256	3.98	3,033	3.99

Options exercisable – End of period	3,338	3.87	2,377	3.99

On June 8, 2016, the Shareholders of the Company approved the amendment to the Stock Option Plan to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan from 10% to 12.5% of the outstanding Common Shares of the Company at the time of granting.

Therefore, the maximum number of Common Shares issuable under the Stock Option Plan is equal to 12.5% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at March 31, 2017, there were 82,101,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 10,263,000 options available for issuance under the Stock Option Plan. An aggregate total of 5,056,000 options are presently outstanding in the Stock Option Plan, representing 6.2% of the issued and outstanding Common Shares of the Company.

(6)

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2017 and 2016

(amounts in tabular columns expressed in thousands of US dollars)

In addition, on May 2, 2016, the Company granted 200,000 inducement stock options to a new employee pursuant to Section 613(c) of the TSX Company Manual at a price of $2.92 (CA$3.66). These options are recorded outside of the Company’s stock option plan.

The Stock Option Plan requires the exercise price of each option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board of Directors approves the vesting criteria and periods at its discretion. The options issued under the plan are accounted for as equity-settled share-based payments.

On February 9, 2017 the Company granted 1,050,000 stock options to the Chairman and Chief Executive Officer upon his appointment as Chief Executive Officer of the Company. One quarter of the options vested immediately, with the remainder of the options vesting each month in equal amounts over a period of 36 months. These options are exercisable for a term of 10 years.

The Company granted 60,000 stock options to directors of the Board during the first quarter ended March 31, 2017. These options vest in equal amounts over 12 months and are exercisable for a term of 10 years.

The Company also granted 861,000 stock options to officers and employees of the Company during the period. These options vest in equal amounts over 36 months and are exercisable for a term of 10 years.

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted.

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.

The following weighted average assumptions were used to estimate the fair value of the options granted during the period ended March 31:

	March 31, 2017	March 31, 2016
Annualized volatility	74%	76%
Risk-free interest rate	1.27%	0.59%
Expected life of options in years	6.5 years	3.8 years
Estimated forfeiture rate	25.79%	7.56%
Dividend rate	0.0%	0.0%
Exercise price	$3.21	$3.00
Market price on date of grant	$3.21	$3.00
Fair value per common share option	$2.14	$1.64

Application of the fair value method resulted in charges to stock-based compensation expense of $1,241,000 for the three months ended March 31, 2017 (2016 – $329,000) with corresponding credits to contributed surplus. For the three months ended March 31, 2017, stock compensation expense has been allocated to research and development expense in the amount of $159,000 (2016 – $68,000) and corporate, administration and business development expense in the amount of $1,082,000 (2016 – $261,000).

(7)

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2017 and 2016

(amounts in tabular columns expressed in thousands of US dollars)

The following table summarizes information on stock options outstanding as at March 31, 2017:

Options outstanding			Options exercisable
Range of exercise prices CA$	Number outstanding	Weighted average remaining contractual life (years)	Number outstanding
	(in thousands)		(in thousands)
3.20 to 3.66	1,655	2.72	1,495
3.91 to 4.00	423	4.44	289
4.21 to 4.73	3,146	7.19	1,522
5.19	32	3.02	32

	5,256	5.53	3,338

7	Other expense (income)

	March 31, 2017 $	March 31, 2016 $
Finance income
Interest income	(76)	(8)

Other expense
Revaluation adjustment on contingent consideration (note 4)	125	62
Foreign exchange loss	25	30
Loss on disposal of equipment	1	—

	151	92

	75	84

8	Net loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per common share because to do so would be anti-dilutive.

(8)

Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2017 and 2016

(amounts in tabular columns expressed in thousands of US dollars)

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	March 31, 2017 $	March 31, 2016 $
Net loss for the period	(51,941)	(4,267)

	Number	Number

Weighted average common shares outstanding	56,680	32,287

	$	$
Net loss per common share (expressed in $ per share)	(0.92)	(0.13)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	March 31, 2017	March 31, 2016
Stock options	3,566	2,715
Warrants (derivative liabilities)	6,761	4,548
Warrants (equity)	1,180	1,368

	11,507	8,631

9	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

The following geographic information reflects revenue based on customer location.

	2016 $	2016 $
Revenue
China	30	30
Switzerland	1	—
Canada		27

	31	57

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Aurinia Pharmaceuticals Inc.

Notes to Interim Condensed Consolidated Statements

(Unaudited)

For the three month periods ended March 31, 2017 and 2016

(amounts in tabular columns expressed in thousands of US dollars)

10	Supplementary cash flow information

Net change in other operating assets and liabilities

	March 31, 2017 $	March 31, 2016 $
Accounts receivable	(37)	—
Prepaid expenses and deposits	(553)	211
Accounts payable and accrued liabilities	341	(1,184)

	(249)	(973)

Interest received	10	—

11	Subsequent events

a)	Stock options

Subsequent to March 31, 2017, the Company granted 333,000 stock options to non-executive directors of the Board, new employees and certain other employees of the Company at an exercise price of $6.95 (CA$9.45). The Company issued 421,000 common shares upon the exercise of 421,000 stock options for proceeds of $1,107,000.

b)	Exercise of derivative warrants

Subsequent to March 31, 2017, the Company issued 749,000 common shares upon the cashless exercise of 1,364,000 derivative warrants and 1,000 common shares upon the cash exercise of 1,000 derivative warrants for proceeds of $4,000.

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